PE 12-31-02
03056855
RECEIVED APR 22 2003



PROCESSED
APR 24 2003
THOMSON FINANCIAL

The First National Bank of Litchfield

Full Service Banking... With A Personal Touch

ANNUAL REPORT
2002

FIRST LITCHFIELD FINANCIAL CORPORATION AND ITS SUBSIDIARY



CONTENTS

1
Letter from the President

3
Company Profile

4
Selected Consolidated Financial Data

5
Management Discussion & Analysis

12
Forward Looking Statements

13
Independent Auditor's Report

14
Consolidated Financial Statements

39
Shareholder Information

40
Officers, Directors and Advisory Committees

SEC MAIL RECEIVED APR 17 2003

Dear Fellow Shareholders:

I am pleased to report that 2002 was a record year for your Company. Record earnings were a result of growth in deposits, total assets and trust fees as well as from a concerted effort to control expenses.

Earnings growth was accomplished without compromising asset quality as the Bank's loan delinquencies remain near the lowest among its peers.

Consolidated earnings for the year ended December 31, 2002 totaled $2,195,709, up 15.9% or $300,467 from $1,895,242 earned for the year ended December 31, 2001. Diluted earnings per share was $1.22 for 2002, which is a 15% increase from the 2001 diluted earnings per share of $1.06. Basic earnings per share was $1.25 for 2002 compared to $1.08 from 2001. Significant growth in net interest income and non-interest income, along with a commitment to manage non-interest expense, has contributed to the increased profitability.

Total deposits at December 31, 2002 increased by 12.6% over 2001 year-end levels to $268,681,943. Deposit growth has increased by a minimum of 10% over the last three years. A flight from equity markets into safer bank deposits has caused an extraordinary growth in deposits for many banks this year. In addition, the Bank has also seen considerable growth in its core deposit products during the year.

Loan growth was a modest 1.6% for the year ending December 31, 2002 increasing to $188,776,657 from the December 2001 level of $185,733,980. Refinancing activity in the residential mortgage market and continued growth in our commercial loan business were major contributors to the increases. Continued run off in our dealer loan portfolio has tempered loan growth in each of the last two years.

Despite a third consecutive year of decreases in the equity markets, our Trust and Investment Services Department showed strong growth during 2002. Trust income increased by 4.8% over 2001 to $956,452.

We will undertake a number of new initiatives in 2003.

We continue to prudently invest in technology as a means of increasing revenues and managing costs. New systems, upgrades in staffing and equipment, and new processes will allow us to provide better products and services to our customers. Enhanced Internet banking capabilities, including state of the art cash management systems, will be introduced. A new core data processing system will improve customer service and provide improved management information.

Our new full service branch operation in Torrington is a major new initiative. We feel that this market provides a unique opportunity for increasing our commercial and retail banking operations. Trust and Retail Investment Services revenues will also benefit from this move.

We have refocused our retail investment program and will be offering these products under our trade-name, First Litchfield Financial Services. Mutual funds, annuities and life insurance are among our service offerings.

We will continue to evaluate and pursue opportunities in the marketplace which increase shareholder value. Our goal is to provide our growing customer base with a full array of sophisticated financial services while still providing the high levels of superior customer service to which they have become accustomed.

As your new CEO, I must again mention how delighted I am to be a part of this organization. I am truly grateful to all the Company's and the Bank's constituents including the Board of Directors, Management and staff, our wonderful customers and communities, and to you, for making my transition a seamless and effective process.

Sincerely,



Joseph J. Greco
President and Chief Executive Officer



First Litchfield Financial Corporation, a Delaware corporation (the "Company"), is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was formed in 1988 and has one banking subsidiary, The First National Bank of Litchfield (the "Bank"), a national banking association organized under the laws of the United States. The Bank and its predecessors have been in existence since 1814. The principal executive office of the Company is located at 13 North Street, Litchfield, CT 06759, and the telephone number is (860) 567-8752. The Common Stock of the Company is registered with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. The Company owns all of the outstanding shares of the Bank. The Bank has two subsidiaries, Lincoln Corporation and Litchfield Mortgage Service Corporation, which are Connecticut corporations. The purpose of Lincoln Corporation is to hold property such as real estate, personal property, securities, or other assets, acquired by the Bank through foreclosure or otherwise to compromise a doubtful claim or collect a debt previously contracted. The purpose of Litchfield Mortgage Service Corporation is to operate as a passive investment company in accordance with Connecticut law.

The Bank engages in a wide range of commercial and personal banking activities, including accepting demand deposits (including Money Market Accounts), accepting savings and time deposit accounts, making secured and unsecured loans to corporations, individuals, and others, issuing letters of credit, originating mortgage loans, and providing personal and corporate trust services. The business of the Bank is not significantly affected by seasonal factors.

The Bank's lending services include commercial, real estate, and consumer installment loans. Revenues from the Bank's lending activities constitute the largest component of the Bank's operating revenues. The loan portfolio constitutes the major earning asset of the Bank and offers the best alternative for maximizing interest spread above the cost of funds. The Bank's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit, which exceeds the authority of the loan officer, is forwarded to the loan committee for approval. The loan committee is composed of various experienced loan officers and Bank directors. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Bank's loan policy, but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

The Bank's primary lending area generally includes towns located in Litchfield County, which it serves through full service banking offices in Litchfield, Marble Dale, Washington Depot, Goshen, Roxbury and Torrington, CT.

The Bank's trust department provides a wide range of personal and corporate trust and trust-related services, including serving as executor of estates, as trustee under testamentary and intervivos trusts and various pension and other employee benefit plans.



The FIRST NATIONAL BANK OF LITCHFIELD OFFICERS

Joseph J. Greco
President & Chief Executive Officer

Philip G. Samponaro
Senior Vice President, Chief Administrative Officer & Cashier

Carroll A. Pereira
Senior Vice President & Chief Financial Officer

Revere H. Ferris
Senior Vice President & Senior Loan Officer

John S. Newton
Senior Vice President & Senior Trust Officer

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto and the other information contained in this Annual Report. The selected balance sheet and income statement data as of and for the years ended December 31, 2002 and 2001, are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company appearing elsewhere in this Annual Report. The balance sheet and income statement data as of and for the years ended December 31, 2000, 1999, and 1998, are derived from audited consolidated financial statements of the Company not included herein.

As of or for the Year Ended December 31,

INCOME STATEMENT DATA	2002	2001	2000	1999	1998
Interest Income	$ 16,565,818	$ 17,134,418	$ 18,679,707	$ 16,057,243	$ 14,884,143
Interest Expense	7,056,830	8,342,466	9,659,057	7,332,539	7,114,181
Net Interest Income	9,508,988	8,791,952	9,020,650	8,724,704	7,769,962
Other Income	2,406,363	2,242,073	1,874,700	1,389,362	1,409,302
Noninterest Expense	8,825,163	8,193,263	8,092,630	7,428,330	6,550,248
Income Before Income Taxes	2,825,188	2,600,762	2,622,720	2,565,736	2,509,016
Income Taxes	629,479	705,520	820,077	810,311	972,717
Net Income	2,195,709	1,895,242	1,802,643	1,755,425	1,536,299
BALANCE SHEET DATA					
Total Loans and Loans Held for Sale	189,161,657	185,733,980	190,966,246	183,606,128	152,438,033
Allowance for Loan Losses	1,011,052	957,731	971,891	1,014,522	1,013,949
Total Investment Securities	78,744,846	62,169,012	49,348,551	46,889,333	48,315,612
Total Assets	306,803,031	270,475,563	264,827,542	255,973,790	215,337,558
Total Deposits	268,681,943	238,573,826	217,279,356	197,232,782	194,941,472
Total Borrowings	15,000,000	12,000,000	28,973,986	42,560,227	5,270,268
Total Liabilities	285,803,815	252,200,381	247,807,784	241,047,581	201,026,182
Shareholders' Equity	20,999,216	18,275,182	17,019,758	14,926,209	14,311,376
SELECTED RATIOS AND PER SHARE DATA					
Return on Average Assets	.73%	.73%	.69%	.75%	.74%
Return on Average Equity	11.29%	10.62%	11.40%	11.92%	11.25%
Basic Net Income Per Share [1]	$ 1.25	$ 1.08	$ 1.03	$ 1.02	$ .90
Diluted Net Income Per Share [1]	1.22	1.06	1.01	.97	.85
Price Per Share [1]	15.13	13.78	11.76	17.75	18.50
Book Value per Share [1]	11.82	10.94	10.70	10.05	9.70
Dividends Declared:					
Cash	$ .40	$ .40	$ .40	$ .40	$ .40
Stock	5.00%	5.00%	5.00%	5.00%	155.00%
Cash Dividend Yield	2.64%	2.90%	3.40%	2.25%	2.16%

[1] All per share data has been adjusted to give retroactive effect to all stock dividends and splits.







The following is Management's discussion and analysis of financial condition and results of operations of the Company on a consolidated basis for the two years ended December 31, 2002 and 2001. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, The First National Bank of Litchfield (the "Bank") and the Bank's wholly owned subsidiaries, Lincoln Corporation and Litchfield Mortgage Service Corporation. This discussion should be read in conjunction with the consolidated financial statements and the related notes of the Company presented elsewhere herein.

FINANCIAL CONDITION

Total assets as of December 31, 2002 were $306,803,031, an increase of $36,327,468 or 13.4% from year-end 2001 total assets of $270,475,563.

The growth in assets was due to increases in the securities portfolio as well as in cash equivalents. The securities portfolio totaled $78,744,846 as of December 31, 2002, which was an increase of $16,575,834 or 26.7%. This growth was a result of management's objective to maximize earning assets while experiencing low growth and runoff in the loan portfolio. The increase in investments was in tax-exempt state and municipal securities and in mortgage-backed securities. Also, US Treasuries and agency bonds which matured during the year were not reinvested into similar securities, which resulted in the 36.5% decrease in those securities from year-end 2001.

The loan portfolio as of December 31, 2002 totaled $188,363,103. The portfolio increased minimally, by 1.4% or $2,629,448 from December 31, 2001. The marginal growth was due to the impact of the runoff in the installment loan portfolio, which decreased by $8,119,963 or 36.3% from the previous year-end. This was the result of the decision during 2000 to suspend lending related to indirect dealer financing of vehicles and boats. Growth in commercial mortgages, commercial loans and construction mortgages offset that decrease. As of December 31, 2002, commercial mortgages totaled $30,535,812 an increase of 14.0% over 2001. Commercial loans totaled $10,531,171 at year-end, which was an increase of $3,378,448 or 47.2% from the December 31, 2001 balance. Construction mortgages totaled $9,993,398 as of December 31, 2002, an increase of 86.9% from December 31, 2001. Management attributes the growth in these products to its ability to meet those product demands of the market, which require special attention and service. As a result of the low interest rate environment during 2002, the residential mortgage portfolio experienced extremely high levels of refinancing and payoffs. Although there was a marginal decline, the Company was able to withstand the intense competition among banks and non-banks without sacrificing credit quality and interest rate risk.

Cash and cash equivalents totaled $23,763,736 as of December 31, 2002, increasing by $15,660,515 or 193.3% compared to the balance of $8,103,221 as of December 31, 2001. A continued inflow of deposits during the fourth quarter created excess liquidity totaling $15,000,000, which was temporarily invested in Federal Funds Sold.

Net premises and equipment totaled $2,580,616 as of year-end 2002, which was a decrease of $34,539 from the year-end 2001 balance. The net result of depreciation and amortization of bank premises and equipment totaling $254,383 was nearly offset by additions of bank premises and equipment totaling $220,196.

During 2002, the Company purchased additional bank-owned life insurance policies of $660,000. Such policies, through increases of their cash surrender value, are expected to provide the Company with tax deferred appreciation and are used in conjunction with the long-term incentive compensation plan and other benefit plans for employees. These additional policies were purchased in order to include additional individuals in the long-term incentive compensation plans.

Total liabilities were $285,803,815 as of December 31, 2002, an increase of $33,603,434 or 13.3% from the December 31, 2001 balance of $252,200,381.

Deposits as of December 31, 2002 were $268,681,943, an increase of $30,108,117 or 12.6% over the year-end 2001 balance. For the third successive year, growth was experienced in all deposit products. Since 1998 total deposits have increased at a compounded rate of 8.4%. During 2002, demand deposits increased by 10.4% or $4,017,569. The increase in savings deposits was a similar 10.3% with savings deposits totaling $46,663,585 at year-end. The largest deposit growth relates to money market deposits, which increased by $16,504,586 or 30.8% to the year-end 2002 balance of $70,048,999. Growth in the money market deposits, and also in all deposit products, is viewed as the result of customer preference to FDIC insured investments as well as a caution against longer term deposits in the low interest rate environment. Experiencing the lowest growth was time certificates of deposit, both those over $100,000 and under $100,000, which increased by $5,226,381 or 5.0% from the year-end 2001 amount. Again, consumer aversion to longer-term deposits due to the low interest rate environment has caused the more liquid money market and short-term certificates to be the preferred deposit choice.

Federal Home Loan Bank advances totaled $8,000,000 as of December 31, 2002. These advances decreased from the December 31, 2001 total of $12,000,000. In anticipation of rising interest rates, management structured fixed rate borrowings with the FHLB as well as through borrowings under repurchase agreements. As of December 31, 2002 borrowings under repurchase agreements totaled $7,000,000. This combination of funding, along with the aforementioned deposit growth resulted in the decline in the FHLB advances.

RESULTS OF OPERATIONS

Net interest income is the single largest source of the Company's income. Net interest income is determined by several factors and is defined as the difference between interest and dividend income from earning assets, primarily loans and investment securities, and interest expense due on deposits and borrowed money.

Net income for the year ended December 31, 2002, was $2,195,709, which was an increase of $300,467 or 15.9% compared to 2001 net income of $1,895,242. Diluted net income per share amounted to $1.22, increasing from $1.06 per share in 2001. Basic net income per share was $1.25, increasing from $1.08 per share in 2001. The improved earnings are primarily due to the increase in net interest income. Increased income from noninterest sources such as trust fees, deposit service charges and increases in the cash surrender value of bank-owned life insurance also contributed to this growth. Increases in noninterest expense, particularly those related to the nonrecurring costs, offset some of the improvement in earnings. Additionally, tax savings related to tax-exempt income from investments in state and municipal securities, as well as income from increases in the cash surrender value of bank-owned life insurance resulted in a lower Federal income tax provision for 2002.

NET INTEREST INCOME

Net interest income for the year ended December 31, 2002 totaled $9,508,988, an increase of $717,036 or 8.2% from the 2001 total of $8,791,952. The increase in average earning assets as well as the changes in rates earned and paid on assets and liabilities, are directly responsible for the increase in net interest income. Average earning assets, which represent the Company's balance in loans and investment securities, increased $39,407,000, from $241,984,000 in 2001 to $281,391,000 in 2002. As shown below, the net interest margin decreased to 3.50% compared to the 3.70% margin for 2001. Although the net interest spread actually improved between years, the softening in the net interest margin is due to a decrease in the level of the demand deposits when compared to all funding sources. Specifically, demand deposits contributed to 14.4% of funding where the previous year it contributed 15.8%.

	2002	2001
Interest and dividend income	$ 16,565,818	$ 17,134,418
Tax-equivalent adjustment	337,872	156,428
Interest expense	(7,056,830)	(8,342,466)
Net interest income	$ 9,846,860	$ 8,948,380

The following table presents the Company's average balance sheets (computed on a daily basis), net interest income, and interest rates for the years ended December 31, 2002 and 2001. Average loans outstanding include nonaccruing loans. Interest income is presented on a tax-equivalent basis, which reflects a federal tax rate of 34% for all periods presented.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

	2002			2001		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
ASSETS						
Interest Earning Assets:						
Loans receivable	$ 191,027,000	$12,615,661	6.60%	$ 186,519,000	$13,947,432	7.48%
Securities	81,658,000	4,149,634	5.08	49,001,000	3,078,466	6.28
Federal funds sold	8,706,000	138,395	1.59	6,464,000	264,948	4.10
Total interest earning assets	281,391,000	16,903,690	6.01	241,984,000	17,290,846	7.15
Allowance for loan losses	(978,000)			(927,000)		
Cash & due from banks	8,489,000			7,952,000		
Bank premises and equipment	2,553,000			2,717,000		
Net unrealized gain on securities	823,000			410,000		
Foreclosed real estate	300,000			301,000		
Other assets	8,977,000			7,930,000		
Total Average Assets	$ 301,555,000			$ 260,367,000		

	2002			2001		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest Bearing Liabilities:						
Savings deposits	$ 42,785,000	$ 479,399	1.12%	$ 39,290,000	$ 554,166	1.41%
Money market deposits	68,269,000	1,390,838	2.04	46,348,000	1,467,407	3.17
Time deposits	107,987,000	4,512,287	4.18	107,965,000	5,857,953	5.43
Borrowed funds	21,193,000	674,306	3.18	9,018,000	462,940	5.13
Total interest bearing liabilities	240,234,000	7,056,830	2.94	202,621,000	8,342,466	4.12
Demand deposits	40,402,000			38,946,000		
Other liabilities	1,478,000			954,000		
Shareholders' Equity	19,441,000			17,846,000		
Total Liabilities and Equity	$301,555,000			$260,367,000		
Net Interest Income		$ 9,846,860			$ 8,948,380	
Net interest spread			3.07%			3.03%
Net interest margin			3.50%			3.70%

RATE/VOLUME ANALYSIS

The following table, which is presented on a tax-equivalent basis, reflects the changes for the year ended December 31, 2002 when compared to the year ended December 31, 2001 in net interest income arising from changes in interest rates and from asset and liability volume mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

Tax equivalent net interest income for 2002 increased $898,480 or 10.0% from the same period in 2001. Average earning assets for 2002 increased by over $39 million or 16.3%. Purchases of government agency, mortgage-backed and state and municipal securities for the investment portfolio created the majority of the increase. Funding of the increased level of earning assets was through borrowed funds and money market deposits. Money market deposits increased $22 million while the increase in borrowed funds totaled $12 million. The increase in money market deposits is attributed to customer preference for the liquidity and safety to be derived from FDIC insured deposits in the current low interest rate and volatile stock market environments.

The net interest margin (net interest income divided by average earning assets) was 3.50% for 2002. The margin was down 20 basis points, from the 3.70% margin for 2001. The low interest rate environment has resulted in the 2002 yield on earning assets declining by 114 basis points. This affected the interest rates earned on new earning assets as well as impacted repricing assets. Similarly, interest expense declined by 118 basis points. This decline is attributed to the overall decrease in interest rates, especially as it impacted the management of core deposit pricing. However, a lower percentage of funding through demand deposits during 2002, caused the decline in the net interest margin of 20 basis points.

	2002 Compared to 2001 Increase (Decrease) Due to		
	Volume	Rate	Total
Interest earned on:			
Loans	$ 330,346	$ (1,662,117)	$ (1,331,771)
Investment Securities	1,746,929	(675,761)	1,071,168
Other Interest Income	71,550	(198,103)	(126,553)
Total interest earning assets	2,148,825	(2,535,981)	(387,156)
Interest paid on:			
Deposits	942,302	(2,439,304)	(1,497,002)
Borrowed money	439,592	(228,226)	211,366
Total interest bearing liabilities	1,381,894	(2,667,530)	(1,285,636)
Increase in net interest income	$ 766,931	$ 131,549	$ 898,480

The $898,480 increase in net interest income reflects increased income of $131,549 resulting from interest rate decreases in both interest earning assets and interest bearing liabilities, and an increase of $766,931 attributed to changes in the volume of average interest earning assets and interest bearing liabilities.

NONINTEREST INCOME

Noninterest income for 2002 totaled $2,406,363, increasing $164,290 or 7.3% from 2001 noninterest income of $2,242,073. Fees from trust services totaled $956,452, increasing by $43,746 or 4.8% from 2001 trust fees. This increase resulted from the continued implementation of the revised fee schedules and income from estate settlements. These increases offset declines in fees resulting from depressed market values of assets under management. During both 2002 and 2001, certain available for sale securities were sold with an overall strategy to realign the investment portfolio to maintain future yields and limit prepayment risk. These actions resulted in a gain on the sale of securities totaling $134,985 and $148,090 for the years ended December 31, 2002 and 2001, respectively. Other noninterest income totaled $558,829 for 2002, which was an increase of $124,354 or 28.6% from 2001. This increase is due to income of $103,000 resulting from the sale of stock received as a result of the demutualization of Anthem Inc., the Bank's group insurance provider. Also contributing to the increase in noninterest income was $61,914 of additional income resulting from the increased investment in bank owned life insurance.

NONINTEREST EXPENSE

Noninterest expense totaled $8,825,163, increasing $631,900 or 7.7% from 2001 noninterest expense of $8,193,263. Salary and benefits costs increased due to first quarter costs totaling $347,790 which related to the Early Retirement Agreement for the former President of the Company and normal annual salary and benefits adjustments. Cost containment during the year kept most other noninterest expenses close to, or below, the 2001 levels.

Salary and benefits costs totaled $4,983,656, increasing by 14.7% or $637,230 from 2001. As mentioned above, much of this increase was attributable to the Early Retirement Agreement of the Company's former President and Chief Executive Officer. The remaining increase is due to salary adjustments and increased benefit costs, particularly in the areas of group insurance and pension. Increases in legal fees are also attributable to the Early Retirement Agreement as well as to other corporate initiatives such as the new branch and the new data processing and retail investment contracts. Equipment costs decreased by $87,218 due to lower depreciation expense on capitalized equipment and leasehold purchases. Many of these assets were acquired within the last three to five years and within the last year have been fully depreciated. This reduction in depreciation expense is temporary as equipment is replaced over the next year. Commissions, services and fees expense increased by $36,160 reflecting costs for personnel placement fees and consulting fees. Other noninterest expense decreased by $70,885 due mostly to lower losses on the sale of repossessed assets. Costs for computer consulting and software also contributed to the decrease in other noninterest expense.

NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS AND OTHER REAL ESTATE OWNED

The Bank's non-accrual loans, other real estate owned and loans past due in excess of ninety days and accruing interest at December 31, 1998 through 2002 are presented below.

	December 31,				
	2002	2001	2000	1999	1998
Non-accrual loans	$ 1,487,475	$ 895,180	$ 781,170	$1,076,417	$1,168,159
Other real estate owned	300,000	300,000	300,000	—	—
Total non-performing assets	$1,787,475	$1,195,180	$ 1,081,170	$1,076,417	$1,168,159
Loans past due in excess of ninety days and accruing interest	$ 56,729	$ 3,136	$ —	$ 33,441	$ 14,239

The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgment of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payments are received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan and the loan is in the process of collection. A non-accrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reduction of interest rates or deferral of interest or principal payments, due to the borrower's financial condition. OREO is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses, which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS AND OTHER REAL ESTATE OWNED (Continued)

Restructured loans on non-accrual status are included in the table above. As of December 31, 2002, there were no restructured loans considered performing.

Had the non-accrual loans performed in accordance with their original terms, gross interest income for the year ended December 31, 2002 would have increased by approximately $80,000 compared to approximately $71,000 for the twelve months ended December 31, 2001.

The Bank utilizes a loan review and rating process which classifies loans according to the Bank's uniform classification system in order to identify potential problem loans at an early stage, alleviate weaknesses in the Bank's lending policies, oversee the individual loan rating system and ensure compliance with the Bank's underwriting, documentation, compliance and administrative policies. Loans included in this process are considered by management as being in need of special attention because of some deficiency related to the credit or documentation, but which are still considered collectable and performing. Such attention is intended to act as a preventative measure and thereby avoid more serious problems in the future.

The Bank considers all non-accrual loans, other loans past due 90 days or more based on contractual terms, and restructured loans to be impaired. A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan; or (3) the fair value of the collateral of a collateral-dependent loan. When a loan has been deemed to have impairment, a valuation allowance is established for the amount of impairment.

CRITICAL ACCOUNTING POLICIES

In the ordinary course of business, the Bank has made a number of estimates and assumptions relating to the reporting results of operations and financial condition in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes the following discussion addresses the Bank's only critical accounting policy, which is the policy that is most important to the portrayal of the Bank's financial results and requires management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The Bank makes provisions for loan losses on a quarterly basis as determined by a continuing assessment of the adequacy of the allowance for loan losses. The Bank performs an ongoing review of loans in accordance with an individual loan rating system to determine the required allowance for loan losses at any given date. The review of loans is performed to estimate potential exposure to losses. Management's judgment in determining the adequacy of the allowance is inherently subjective and is based on an evaluation of the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of impaired loans, and other relevant factors. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties, when considered necessary.

There were no material changes in loan concentration or loan quality that had a significant effect on the allowance for loan losses calculation at December 31, 2002. In addition, there were no material changes in the estimation methods and assumptions used in the Company's allowance for loan losses calculation, and there were no material reallocations of the allowance among different parts of the loan portfolio.

The following table summarizes the Bank's OREO, past due and non-accrual loans, and non-performing assets as of December 31, 2002, 2001 and 2000.

	December 31, 2002	2001	2000
Non-accrual loans	$ 1,487,475	$ 895,180	$ 781,170
Other real estate owned	300,000	300,000	300,000
Total non-performing assets	$ 1,787,475	$ 1,195,180	$ 1,081,170
Loans past due in excess of ninety days and accruing interest	$ 56,729	$ 3,136	$ —
Ratio of non-performing assets to total loans and OREO	.95%	.64%	.57%
Ratio of non-performing assets and loans past due in excess of ninety days accruing interest to total loans and OREO	.98%	.64%	.57%
Ratio of allowance for loan losses to total loans	.54%	.52%	.51%
Ratio of allowance for loan losses to non-performing assets and loans in excess of ninety days past due and accruing interest	54.82%	79.92%	89.89%
Ratio of non-performing assets and loans in excess of ninety days past due and accruing interest to total shareholders' equity	8.78%	6.56%	6.35%

NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS AND OTHER REAL ESTATE OWNED (Continued)

Total non-performing assets increased by $592,295 or 49.6% to $1,787,475 at December 31, 2002 from $1,195,180 at December 31, 2001. The increase in non-performing assets is due to additional past due loans in the residential and commercial real estate loan portfolio as well as the instalment loan portfolio. At December 31, 2002 and 2001, loans past due in excess of ninety days and accruing interest totaled $56,729 and $3,136, respectively. There were no loans past due in excess of ninety days and accruing interest at December 31, 2000.

Total non-performing assets represented .95% of total loans and other real estate owned at year-end December 31, 2002. This compares to .64% at December 31, 2001. The allowance for loan losses remained at the December 31, 2001 level of approximately .50% of total loans. The allowance for loan losses provided coverage for 68.0% of non-accrual loans at December 31, 2002, as compared to 107.0% at December 31, 2001. Although the coverage ratio declined, the underlying collateral values of the past due loans support the lower coverage ratio.

POTENTIAL PROBLEM LOANS

As of December 31, 2002, there were no potential problem loans not disclosed above which cause Management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms.

ALLOWANCE FOR LOAN LOSSES

The following table summarizes the activity in the allowance for loan losses for the years ended December 31, 1998 through 2002. The allowance is maintained at a level consistent with the identified loss potential and the perceived risk in the portfolio.

	(Dollar Amounts in Thousands) December 31,				
	2002	2001	2000	1999	1998
Balance, at beginning of period	$ **958**	$ 972	$ 1,014	$ 1,014	$ 971
Loans charged-off:					
Commercial and financial	**22**	—	—	—	7
Real estate	—	—	24	40	68
Installment loans to individuals	**227**	314	275	86	22
	249	314	299	126	97
Recoveries on loans charged-off:					
Commercial and financial	—	—	3	—	2
Real estate	—	—	—	—	—
Installment loans to individuals	**37**	60	74	6	18
	37	60	77	6	20
Net loans charged-off	**212**	254	222	120	77
Provisions charged to operations	**265**	240	180	120	120
Balance, at end of period	$ **1,011**	$ 958	$ 972	$ 1,014	$ 1,014
Ratio of net charge-offs during the period to average loans outstanding during the period	**.11%**	.14%	.12%	.07%	.05%
Ratio of allowance for loan losses to total loans	**.54%**	.52%	.51%	.55%	.67%

During 2002, net charge-offs totaled $212,000 which is a decrease of $42,000 from 2001 net charge-offs of $254,000. The decrease in net charge-offs was due to a lower level of losses in the installment loan portfolio. In 2001 as well as in 2000, the Bank experienced increased charge-offs which were directly related to the consumer loans acquired through the indirect dealer financing of primarily automobiles, boats and motorcycles. Due to the credit risks associated with this lending, the Bank substantially eliminated future originations of loans through indirect dealer financing during 2000. The lower level of charge-offs during 2002 relates to the runoff of those loans.

The following table reflects the allowance for loan losses as of December 31, 2002, 2001, 2000, 1999 and 1998.

Analysis of Allowance for Loan Losses
December 31,

(Amounts in thousands)

Loans by Type	2002		2001		2000		1999		1998	
	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans
Commercial										
& Financial	$ 71	5.58%	$ 21	3.85%	$ 25	4.26%	$ 8	4.39%	$ 8	3.15%
Real Estate										
Construction	23	5.29	16	2.88	22	2.84	—	3.86	—	3.75
Residential	330	65.36	289	66.59	273	62.43	266	62.85	—	74.04
Commercial	132	16.18	120	14.42	99	13.32	211	10.79	137	10.86
Installment	237	7.56	250	12.06	338	16.90	505	18.04	—	8.14
Other	—	0.03	—	0.20	—	0.25	24	0.07	—	0.06
Unallocated	218	—	262	—	215	—	—	—	869	—
Total	$1,011	100.00%	$ 958	100.00%	$ 972	100.00%	$1,014	100.00%	$ 1,014	100.00%

The unallocated portion of the allowance reflects Management's estimate of probable but undetected losses inherent in the portfolio. Such estimates are influenced by uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors.

LIQUIDITY

Management's objective is to ensure continuous ability to meet cash needs as they arise. Such needs may occur from time to time as a result of fluctuations in loan demand and the level of total deposits. Accordingly, the Bank has a liquidity policy that provides flexibility to meet cash needs. The liquidity objective is achieved through the maintenance of readily marketable investment securities as well as a balanced flow of asset maturities and prudent pricing on loan and deposit products. Management believes that the liquidity is adequate to meet the Company's future needs.

The Bank is a member of the Federal Home Loan Bank System which provides credit to its member banks. This enhances the liquidity position of the Bank by providing a source of available overnight as well as short-term borrowings. Additionally, federal funds and the sale of mortgage loans in the secondary market are available to fund short term cash needs.

SHORT-TERM BORROWINGS

The following information relates to the Bank's short-term borrowings for the years ended December 31:

	2002	2001	2000
Balance at December 31,	$ 1,000,000	$ 5,000,000	$ 28,000,000
Maximum Month-End Borrowings	13,000,000	17,899,000	48,081,000
Average Balance	7,722,000	7,663,000	38,322,000
Average Rate	2.23%	5.47%	6.57%

CAPITAL

At December 31, 2002, total shareholders' equity was $20,999,216 compared to $18,275,182 at December 31, 2001. From a regulatory perspective, the Company's and the Bank's capital ratios place each entity in the well-capitalized categories under applicable regulations. The various capital ratios of the Company and the Bank are as follows as of December 31, 2002:

	Minimum Regulatory Capital Level	The Company	The Bank
Tier 1 leverage capital ratio	4%	6.53%	6.39%
Tier 1 risk-based capital ratio	4%	11.54%	11.24%
Total risk-based capital ratio	8%	12.12%	11.81%

INCOME TAXES

The income tax expense for 2002 totaled $629,479 in comparison to $705,520 in 2001. The decline in income tax expense is due to the Company's investments in state and municipal securities as well as in bank-owned life insurance. Income from these assets is not subject to Federal income taxes. Also, both the 2002 and 2001 provisions for income taxes included the tax benefit related to income associated with Litchfield Mortgage Service Corporation ("LMSC") which was formed by the Bank in 2000. The income from LMSC is considered passive investment income under recent Connecticut legislation under which LMSC was formed and is operating, and not subject to state taxes which resulted in no state tax expense for both years.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related notes thereto presented elsewhere herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative value of money over time due to inflation. Unlike many industrial companies, most of the assets and virtually all of the liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

This Annual Report and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and Bank, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and (b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's and Bank's business include the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates; (b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses; (c) increased competition from other financial and non-financial institutions; (d) the impact of technological advances; and (e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
First Litchfield Financial Corporation and Subsidiary
Litchfield, Connecticut

We have audited the accompanying consolidated balance sheets of First Litchfield Financial Corporation and Subsidiary (the "Corporation") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Litchfield Financial Corporation and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



New Haven, Connecticut
March 21, 2003

McGladrey & Pullen, LLP is an independent member firm of
RSM International, an affiliation of independent accouting
and consulting firms.

ASSETS		As of December 31, 2002	2001
Cash and due from banks (Note B)		$ 8,763,736	$ 8,103,221
Federal Funds Sold		15,000,000	—
	Cash and Cash Equivalents	23,763,736	8,103,221
Securities (Note C):			
Available for sale securities:			
U.S. Treasuries and other securities (amortized cost $5,004,622-2002 and $8,178,265 –2001)		5,233,594	8,239,940
State and municipal securities (amortized cost $16,359,152-2002 and $11,371,180-2001)		16,754,344	11,404,232
Mortgage-backed securities (amortized cost $55,723,087-2002 and $40,228,014-2001)		56,553,896	40,135,605
Corporate and other bonds (amortized cost $2,059,986-2001)		—	2,080,871
Held to maturity securities:			
Mortgage-backed securities (market value $212,402-2002 and $319,172-2001)		203,012	308,364
	Total Securities	78,744,846	62,169,012
Federal Home Loan Bank stock, at cost (Note H)		2,389,800	2,389,800
Federal Reserve Bank stock, at cost		81,850	81,850
Loans held for sale		385,000	—
Loans Receivable, Net of Allowance for loan losses of $1,011,052-2002, $957,731-2001 (Notes D and E):	Net Loans	188,363,103	185,733,655
Premises and equipment, net (Note F)		2,580,616	2,615,155
Foreclosed real estate		300,000	300,000
Deferred income taxes (Note J)		—	61,274
Accrued interest receivable		1,507,335	1,309,246
Cash surrender value of insurance (Note K)		7,239,262	6,261,350
Other assets (Note K)		1,447,483	1,451,000
	Total Assets	$ 306,803,031	$ 270,475,563

LIABILITIES		As of December 31, 2002	2001
Deposits (Note I):			
Noninterest bearing:			
Demand		$ 42,738,112	$ 38,720,543
Interest bearing:			
Savings		46,663,585	42,304,004
Money market		70,048,999	53,544,413
Time certificates of deposit in denominations of $100,000 or more		32,913,440	27,854,468
Other time certificates of deposit		76,317,807	76,150,398
	Total Deposits	268,681,943	238,573,826
Federal Home Loan Bank advances (Note H)		8,000,000	12,000,000
Securities sold under agreements to repurchase (Note H)		7,000,000	—
Deferred income taxes (Note J)		329,807	—
Accrued expenses and other liabilities (Note K)		1,792,065	1,626,555
	Total Liabilities	285,803,815	252,200,381
Commitments and contingencies (Notes G, H, K, M and O)		—	—
SHAREHOLDERS' EQUITY (NOTES L, M, N and Q)			
Preferred stock $.00001 par value; 1,000,000 shares authorized, no shares outstanding			
Common stock $.01 par value			
Authorized—5,000,000 shares			
Issued—1,872,738 shares, outstanding—1,777,330 shares—2002 and			
Issued—1,760,624 shares, outstanding—1,669,759 shares—2001		18,727	17,606
Capital surplus		14,532,101	13,000,271
Retained earnings		6,189,166	5,943,052
Less:			
Treasury stock at cost—95,408 shares—2002, 90,865 shares—2001		(701,061)	(701,061)
Accumulated other comprehensive income – net unrealized gain on available for sale securities (net of taxes) (Note S)		960,283	15,314
	Total Shareholders' Equity	20,999,216	18,275,182
	Total Liabilities & Shareholders' Equity	$ 306,803,031	$ 270,475,563

See Notes to Consolidated Financial Statements.

	Years Ended December 31, 2002	2001
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans	$ 12,611,742	$ 13,922,404
Interest and dividends:		
Mortgage-backed securities	2,609,893	1,481,135
U.S. Treasury and other securities	511,758	1,119,553
State and municipal securities	642,102	288,970
Corporate bonds and other securities	51,928	57,408
Federal funds sold and other interest income	138,395	264,948
Total Interest and Dividend Income	16,565,818	17,134,418
INTEREST EXPENSE		
Interest on deposits:		
Savings	479,399	554,166
Money market	1,390,838	1,467,407
Time certificates of deposit in denominations of $100,000 or more	1,107,520	1,299,414
Other time certificates of deposit	3,404,767	4,558,539
Total Interest on Deposits	6,382,524	7,879,526
Interest on Federal Home Loan Bank advances	408,207	462,940
Interest on repurchase agreements	266,099	—
Total Interest Expense	7,056,830	8,342,466
Net Interest Income	9,508,988	8,791,952
Provision For Loan Losses (Note E)	265,000	240,000
Net Interest Income After Provision For Loan Losses	9,243,988	8,551,952
NONINTEREST INCOME		
Banking service charges and fees	756,097	746,802
Trust	956,452	912,706
Gains on sales of available for sale securities (Note C)	134,985	148,090
Other	558,829	434,475
Total Noninterest Income	2,406,363	2,242,073
NONINTEREST EXPENSES		
Salaries	3,879,956	3,418,164
Employee benefits (Note K)	1,103,700	928,262
Net occupancy	494,737	483,445
Equipment	323,415	410,633
Legal fees	208,544	152,197
Director fees	113,040	159,276
Computer services	814,070	774,542
Supplies	184,275	188,060
Commissions, services and fees	235,767	199,607
Postage	120,490	111,315
Advertising	208,334	181,386
OREO and non-performing loan expenses – net	28,842	5,498
Other	1,109,993	1,180,878
Total Noninterest Expenses	8,825,163	8,193,263
Income Before Income Taxes	2,825,188	2,600,762
Provision For Income Taxes (Note J)	629,479	705,520
Net Income	$ 2,195,709	$ 1,895,242
EARNINGS PER SHARE (NOTE L)		
Basic Net Income Per Share	$ 1.25	$ 1.08
Diluted Net Income Per Share	$ 1.22	$ 1.06

See Notes to Consolidated Financial Statements.

Years Ended December 31, 2002 and 2001

	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Shareholders' Equity
BALANCE, JANUARY 1, 2001	$ 16,770	$ 11,980,943	$ 5,714,897	$ (701,061)	$ 8,209	$ 17,019,758
Comprehensive Income:						
Net income	—	—	1,895,242	—	—	1,895,242
Unrealized holding gain on available for sale securities, net of taxes (Note S)	—	—	—	—	7,105	7,105
Total comprehensive income						1,902,347
Cash dividends declared $.40 per share	—	—	(644,115)	—	—	(644,115)
5% stock dividend declared November 29, 2001—83,620 shares including 4,326 treasury shares	836	1,019,328	(1,020,164)	—	—	—
Fractional shares paid in cash	—	—	(2,808)	—	—	(2,808)
BALANCE, DECEMBER 31, 2001	17,606	13,000,271	5,943,052	(701,061)	15,314	18,275,182
Comprehensive Income:						
Net income	—	—	2,195,709	—	—	2,195,709
Unrealized holding gain on available for sale securities, net of taxes (Note S)	—	—	—	—	944,969	944,969
Total comprehensive income						3,140,678
Cash dividends declared $.40 per share	—	—	(678,661)	—	—	(678,661)
5% stock dividend declared November 26, 2002—88,958 shares including 4,543 treasury shares	890	1,266,762	(1,267,652)	—	—	—
Fractional shares paid in cash	—	—	(3,282)	—	—	(3,282)
Stock options exercised–23,156 shares	231	219,703	—	—	—	219,934
Accrued tax benefit on stock options exercised (Note M)	—	45,365	—	—	—	45,365
BALANCE, DECEMBER 31, 2002	$ 18,727	$14,532,101	$ 6,189,166	$ (701,061)	$ 960,283	$ 20,999,216

See Notes to Consolidated Financial Statements.

	Years Ended December 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,195,709	$ 1,895,242
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and accretion of premiums and discounts on investment securities, net	509,291	74,234
Provision for loan losses	265,000	240,000
Depreciation and amortization	254,383	340,759
Deferred income taxes	(50,355)	(201,362)
Gains on sales of available for sale securities	(134,985)	(148,090)
Loans originated for sale	(5,372,900)	(215,115)
Proceeds from sales of loans held for sale	4,987,900	215,115
Loss on sale of repossessed assets	3,400	54,192
Loss on disposals of bank premises and equipment	352	2,579
(Increase) decrease in accrued interest receivable	(198,089)	506,118
Decrease in other assets	4,767	109,801
Increase in cash surrender value of insurance	(317,912)	(255,998)
Decrease in deferred loan origination costs	359,908	475,827
Increase in accrued expenses and other liabilities	154,753	201,620
Net cash provided by operating activities	2,661,222	3,294,922
CASH FLOWS FROM INVESTING ACTIVITIES		
Available for sale mortgage-backed securities:		
Proceeds from maturities and principal payments	14,978,086	8,285,080
Purchases	(30,758,483)	(35,467,111)
Proceeds from sales	—	7,862,412
Available for sale U.S. Treasury and other investment securities:		
Proceeds from maturities	—	19,500,000
Purchases	(7,219,063)	(6,208,265)
Proceeds from sales	10,409,250	6,138,515
Available for sale State, municipal and other bond investments:		
Proceeds from maturities	2,008,000	—
Purchases	(5,038,985)	(13,520,948)
Held to maturity mortgage-backed securities:		
Proceeds from maturities and principal payments	102,825	673,469
Net (increase) decrease in loans	(3,345,456)	4,784,667
Proceeds from sales of repossessed assets	86,450	254,803
Purchases of premises and equipment	(220,196)	(137,644)
Proceeds from sale of premises and equipment	—	2,458
Purchase of life insurance policies	(660,000)	(2,000,000)
Proceeds from sale of foreclosed real estate	—	61,488
Net cash used in investing activities	(19,657,572)	(9,771,076)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in savings, money market and demand deposits	24,881,736	12,407,339
Net increase in certificates of deposit	5,226,381	8,887,131
Net decrease in borrowings under Federal Home Loan Bank advances	(4,000,000)	(16,000,000)
Net increase in securities sold under agreements to repurchase	7,000,000	—
Net decrease in collateralized borrowings	—	(973,986)
Distribution in cash for fractional shares of common stock	(3,282)	(2,808)
Proceeds from exercise of stock options	219,934	—
Dividends paid on common stock	(667,904)	(636,186)
Net cash provided by financing activities	32,656,865	3,681,490
Net increase in cash and cash equivalents	15,660,515	(2,794,664)
CASH AND CASH EQUIVALENTS, at beginning of year	8,103,221	10,897,885
CASH AND CASH EQUIVALENTS, at end of year	$ 23,763,736	$ 8,103,221
SUPPLEMENTAL INFORMATION		
Cash paid during the year for:		
Interest on deposits and borrowings	$ 7,131,142	$ 8,423,871
Income taxes	$ 781,165	$ 660,000
Noncash investing and financing activities:		
Transfer of loans to other real estate owned	$ —	$ 61,488
Transfer of loans to repossessed assets	$ 91,100	$ 131,951
Accrued dividends declared	$ 177,733	$ 166,976

See Notes to Consolidated Financial Statements.

December 31, 2002

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the First Litchfield Financial Corporation (the "Corporation") and The First National Bank of Litchfield (the "Bank"), a nationally-chartered commercial bank, and the Bank's wholly owned subsidiaries, Litchfield Mortgage Service Corporation and Lincoln Corporation. Deposits in the Bank are insured up to specified limits by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a full range of banking services to individuals and businesses located primarily in Northwestern Connecticut. These services include demand, savings, NOW, money market and time deposits, residential and commercial mortgages, consumer installment and other loans as well as trust services. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal agencies and undergoes periodic regulatory examinations.

On January 7, 2000, the Corporation filed a Form 10-SB registration statement with the Securities and Exchange Commission (the "SEC") to register the Corporation's $.01 par value common stock under the Securities and Exchange Act of 1934 (the "Exchange Act"). The Corporation files periodic financial reports with the SEC as required by the Exchange Act.

The significant accounting policies followed by the Corporation and the methods of applying those policies are summarized in the following paragraphs:

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the banking industry. All significant intercompany balances and transactions have been eliminated. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, as of the date of the balance sheet and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

INVESTMENT IN DEBT AND MARKETABLE EQUITY SECURITIES: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date. The classification of those securities and the related accounting policies are as follows:

Held to maturity securities: Securities classified as held to maturity are those debt securities the Bank has both the positive intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed by a method, which approximates the interest method, over the period to maturity. The sale of a security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

Available for sale securities: Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity and equity securities not classified as held for trading. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Available for sale securities are carried at fair value. Unrealized gains or losses are reported in other comprehensive income net of the related deferred tax effect. Amortization of premiums and accretion of discounts, computed by a method which approximates the interest method, are recognized in interest income over the period to maturity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Trading securities: Trading securities, if any, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are recognized in the statement of income.

A decline in market value of a security below amortized cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Gains and losses on the sale of securities are recognized at the time of sale on a specific identification basis.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

INTEREST AND FEES ON LOANS: Interest on loans is included in income as earned based on contractual rates applied to principal amounts outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgement of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan and the loan is in the process of collection. A non-accrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. Loan origination fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. The Bank generally amortizes these amounts over the contractual life of the related loans, utilizing a method, which approximates the interest method.

LOANS HELD FOR SALE: Loans held for sale are those loans the Bank has the intent to sell in the foreseeable future, and are carried at the lower of aggregate cost or market value, taking into consideration all open positions. Gains and losses on sales of loans are recognized at the trade dates, and are determined by the difference between the sales proceeds and the carrying value of the loans.

TRANSFER OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

LOANS RECEIVABLE: Loans receivable are stated at current unpaid principal balances net of the allowance for loan losses and deferred loan origination fees and costs. Management has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reductions of interest rates or deferral of interest or principal payments, due to the borrowers' financial condition.

A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral if the loan is collateral-dependent. When a loan has been deemed to have an impairment, a valuation allowance is established for the amount of impairment. The Bank considers all non-accrual loans, other loans past due 90 days or more based on contractual terms, and restructured loans to be impaired. The Bank's policy with regard to the recognition of interest income on impaired loans is consistent with that of loans not considered impaired.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses, a material estimate susceptible to significant change in the near-term, is established as losses are estimated to have occurred through a provision for losses charged against operations and is maintained at a level that management considers adequate to absorb losses in the loan portfolio. Management's judgement in determining the adequacy of the allowance is inherently subjective and is based on an evaluation of the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of impaired loans, and other relevant factors. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties, when considered necessary.

The Bank's mortgage loans are collateralized by real estate located principally in Litchfield County, Connecticut. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and real estate acquired through foreclosure is susceptible to changes in market conditions. In addition, motor vehicles and recreational vehicles, whose value declines rapidly during the loan term, generally secure a substantial portion of the Bank's installment loans. Accordingly, the ultimate collectibility of a substantial portion of the Bank's installment loan portfolio and repossessed assets is susceptible to changes in economic conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, the Office of the Comptroller of the Currency (the "OCC"), as an integral part of its examination process, periodically reviews the Bank's allowance for loan losses and valuation of other real estate. The OCC may require the Bank to recognize additions to the allowance or write-downs based on their judgements about information available to them at the time of their examination.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT: Bank premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

FORECLOSED REAL ESTATE: Foreclosed real estate is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses, which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

INCOME TAXES: The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets may be reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan that covers substantially all employees. Pension costs are accrued based on the projected unit credit method and the Bank's policy is to fund annual contributions in amounts necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974.

STOCK OPTION PLANS: Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" encourages all entities to adopt a fair value based method of accounting for employee stock based compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows a company to continue to measure compensation cost for such plans under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. During 2002 the Corporation adopted SFAS No.148, "Accounting For Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." The Corporation has elected to continue to follow the accounting in APB 25, and as a result, provides pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. There is no pro forma disclosure required for 2002 and 2001.

EARNINGS PER SHARE: Basic earnings per share represents income available to common stockholders and is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate to outstanding stock options and are determined using the treasury stock method.

RELATED PARTY TRANSACTIONS: Directors and officers of the Corporation and Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of the management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features. Notes D, I, and P contain details regarding related party transactions.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses are included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the shareholders' equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

STATEMENTS OF CASH FLOWS: Cash and due from banks, Federal funds sold and interest-earning deposits in banks are recognized as cash equivalents in the statements of cash flows. For purposes of reporting cash flows, the Corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Generally, Federal funds sold have a one-day maturity. Cash flows from loans and deposits are reported net. The Corporation maintains amounts due from banks and Federal funds sold which, at times, may exceed federally insured limits. The Corporation has not experienced any losses from such concentrations.

TRUST ASSETS: Assets of the trust department, other than trust cash on deposit at the Bank, are not included in these financial statements because they are not assets of the Bank. Trust fees are recognized on the accrual basis of accounting.

RECLASSIFICATIONS: Certain 2001 amounts have been reclassified to conform to the 2002 presentation. Such reclassifications had no effect on net income.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its respective transaction accounts and nonpersonal time deposits. At December 31, 2002 the Bank was required to have cash and liquid assets of approximately $3,538,000 to meet these requirements. In addition, the Bank is required to maintain $200,000 in the Federal Reserve Bank for clearing purposes.

NOTE C – SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of securities which are classified as available for sale and held to maturity at December 31, 2002 and 2001 are as follows:

AVAILABLE FOR SALE

	December 31, 2002			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities:				
U.S. Treasury Securities	$ 5,004,622	$ 228,972	$ —	$ 5,233,594
State and Municipal Obligations	16,359,152	396,655	(1,463)	16,754,344
	21,363,774	625,627	(1,463)	21,987,938
Mortgage-Backed Securities:				
GNMA	27,580,403	309,300	(4,282)	27,885,421
FNMA	7,885,225	207,136	—	8,092,361
FHLMC	20,257,459	318,655	—	20,576,114
	55,723,087	835,091	(4,282)	56,553,896
Total available for sale securities	$ 77,086,861	$ 1,460,718	$ (5,745)	$ 78,541,834

	December 31, 2001			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities:				
U.S. Treasury Securities	$ 2,975,185	$ 170,755	$ —	$ 3,145,940
U.S. Government Agency Securities	5,203,080	—	(109,080)	5,094,000
	8,178,265	170,755	(109,080)	8,239,940
State and Municipal Obligations	11,371,180	33,052	—	11,404,232
Corporate and other bonds	2,059,986	20,885	—	2,080,871
Mortgage-Backed Securities:				
GNMA	18,298,231	109,102	(46,462)	18,360,871
FNMA	11,761,413	17,721	(51,459)	11,727,675
FHLMC	10,168,370	—	(121,311)	10,047,059
	40,228,014	126,823	(219,232)	40,135,605
Total available for sale securities	$ 61,837,445	$ 351,515	$ (328,312)	$ 61,860,648

HELD TO MATURITY

	December 31, 2002			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA securities	$ 134,671	$ 4,835	$ —	$ 139,506
FHLMC securities	68,341	4,555	—	72,896
Total held to maturity securities	$ 203,012	$ 9,390	$ —	$ 212,402

	December 31, 2001			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA securities	$ 203,162	$ 3,865	$ —	$ 207,027
FHLMC securities	105,202	6,943	—	112,145
Total held to maturity securities	$ 308,364	$ 10,808	$ —	$ 319,172

NOTE C – SECURITIES (Continued)

The amortized cost and fair value of securities at December 31, 2002, by contractual maturity, are shown below. Actual maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid with or without call or prepayment penalties. Because mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

	December 31, 2002			
	Available-for-Sale Securities		Held-to-Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 3,019,585	$ 3,042,813	$ —	$ —
Due after one year through five years	1,985,037	2,190,781	—	—
Due after five years through ten years	16,359,152	16,754,344	—	—
	21,363,774	21,987,938	—	—
Mortgage-backed securities	55,723,087	56,553,896	203,012	212,402
Total	$ 77,086,861	$ 78,541,834	$ 203,012	$ 212,402

Proceeds from the sales of available for sale securities were $10,409,250 during 2002. Gross gains of $134,985 were realized on these sales. Proceeds from the sales of available for sale securities were $14,000,927 during 2001. Gross gains of $216,680 and gross losses of $68,590 were realized on these sales.

Investment securities with a carrying value of $14,471,000 and $6,202,000 were pledged as collateral to secure treasury tax and loan, trust assets, securities sold under agreements to repurchase and public funds at December 31, 2002 and 2001, respectively.

During 2002 and 2001, there were no transfers of securities from the available for sale category into the held to maturity or trading categories, and there were no securities classified as held to maturity that were transferred to available for sale or trading categories.

NOTE D – LOANS TO RELATED PARTIES

In the normal course of business the Bank has granted loans to officers and directors of the Bank and to their associates. As of December 31, 2002, all loans to officers, directors and their associates were performing in accordance with the contractual terms of the loans. Changes in these loans to persons considered to be related parties are as follows:

	2002	2001
Balance at the beginning of year	$ 3,213,055	$ 2,961,677
Advances	2,609,127	9,004,240
Repayments	(2,434,619)	(8,602,206)
Other changes	(1,123,041)	(150,656)
Balance at End of Year	$ 2,264,522	$ 3,213,055

Other changes in loans to related parties resulted from loans to individuals who ceased being related parties during the year, as well as existing loans outstanding at the beginning of the year to individuals who became related parties during the year.

NOTE E – LOANS, ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING LOANS

A summary of loans at December 31, 2002 and 2001 is as follows:

		2002	2001
Real estate—residential mortgage		$123,393,205	$ 123,684,472
Real estate—commercial mortgage		30,535,812	26,790,550
Real estate—construction		9,993,398	5,347,659
Commercial		10,531,171	7,152,723
Installment		14,271,763	22,391,726
Other		51,308	366,850
	Total Loans	188,776,657	185,733,980
Net deferred loan origination costs		597,498	957,406
Allowance for loan losses		(1,011,052)	(957,731)
	Net Loans	$188,363,103	$185,733,655

Changes in the allowance for loan losses for the years ended December 31, 2002 and 2001, were as follows:

		2002	2001
Balance at beginning of year		$ 957,731	$ 971,891
Provision for loan losses		265,000	240,000
Loans charged off		(248,527)	(314,470)
Recoveries of loans previously charged off		36,848	60,310
	Balance at End of Year	$ 1,011,052	$ 957,731

A summary of nonperforming loans follows:

		2002	2001
Non-accrual loans		$ 1,487,475	$ 895,180
Accruing loans contractually past due 90 days or more		56,729	3,136
	Total	$ 1,544,204	$ 898,316

If interest income on non-accrual loans throughout the year had been recognized in accordance with the loans' contractual terms, approximately $80,000 and $71,000 of additional interest would have been recorded for the years ended December 31, 2002 and 2001, respectively. Included in the non-accrual loans at December 31, 2002 are two loans, which total $428,000 of which $347,000 and $81,000 is guaranteed at 90% and 80%, respectively, by U.S. Government agencies.

The following information relates to impaired loans, which include all nonaccrual loans and other loans past due 90 days or more, *and all restructured loans, as of and for the years ended December 31, 2002 and 2001.*

		2002	2001
Loans receivable for which there is a related allowance for credit losses, determined:			
Based on discounted cash flows		$ 614,000	$ 225,000
Based on the fair value of collateral		49,000	—
	Total	$ 663,000	$ 225,000
Loans receivable for which there is no related allowance for credit losses, determined:			
Based on discounted cash flows		$ 848,000	$ 520,000
Based on the fair value of collateral		33,000	154,000
	Total	$ 881,000	$ 674,000
Allowance for credit losses related to impaired loans		$ 176,000	$ 38,000
Average recorded investment in impaired loans		$ 987,000	$ 847,000
Interest income recognized		$ 67,000	$ 41,000
Cash interest received		$ 118,000	$ 81,000

The Bank has no commitments to lend additional funds to borrowers whose loans are impaired.

NOTE E – LOANS, ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING LOANS (Continued)

The Bank's lending activities are conducted principally in the Litchfield County section of Connecticut. The Bank grants single-family and multi-family residential loans, commercial real estate loans, commercial business loans and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, residential developments and for land development projects. Although lending activities are diversified, a substantial portion of many of the Bank's customers' net worth is dependent on real estate values in the Bank's market area. The Bank also grants loans for motor vehicles and recreational vehicles. Collectability of such loans is dependent on a variety of factors including general economic conditions, employment stability, and the borrower's level of consumer debt.

The Bank has established credit policies applicable to each type of lending activity in which it engages, evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 80% of the market value of the collateral at the date of the credit extension depending on the Bank's evaluation of the borrowers' creditworthiness and type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are marketable securities, time deposits, automobiles, boats, motorcycles and recreational vehicles. While collateral provides assurance as a secondary source of repayment, the Bank ordinarily requires the primary source of repayment to be based on the borrower's ability to generate continuing cash flows. The Bank's policy for real estate collateral requires that, generally, the amount of the loan may not exceed 80% of the original appraised value of the property. Private mortgage insurance is required for the portion of the loan in excess of 80% of the original appraised value of the property. For installment loans, the Bank may loan up to 100% of the value of the collateral.

NOTE F – PREMISES AND EQUIPMENT

The major categories of premises and equipment as of December 31, 2002 and 2001 are as follows:

	2002	2001
Land	$ 674,849	$ 674,849
Buildings	3,004,525	2,981,448
Furniture and fixtures	2,203,214	2,220,681
Leasehold improvements	228,157	202,283
	6,110,745	6,079,261
Less accumulated depreciation and amortization	3,530,129	3,464,106
	$ 2,580,616	$ 2,615,155

Depreciation and amortization expense on premises and equipment for the years ended December 31, 2002 and 2001 was $254,383 and $340,759, respectively.

NOTE G – LEASE COMMITMENTS

At December 31, 2002, the Corporation was obligated under various noncancellable operating leases for office space. Certain leases contain renewal options and provide for increased rentals based principally on increases in the average consumer price index. Net rent expense under operating leases was approximately $110,000 and $102,000 for 2002 and 2001, respectively. The future minimum payments under operating leases are as follows:

2003	$ 149,000
2004	139,000
2005	109,000
2006 and Thereafter	106,000
Total	$ 503,000

NOTE H – FEDERAL HOME LOAN BANK STOCK AND ADVANCES AND OTHER BORROWINGS

The Bank, which is a member of the Federal Home Loan Bank of Boston (the "FHLBB"), is required to maintain an investment in capital stock of the FHLBB in an amount equal to a certain percentage of its outstanding residential first mortgage loans. There were no stock purchases during 2002 or 2001. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provision of the Federal Home Loan Bank. As a member of the FHLBB, the Bank has access to a preapproved line of credit of up to 2% of its total assets and the capacity to borrow up to 30% of its total assets. In accordance with an agreement with the FHLBB, the Bank is required to maintain qualified collateral, as defined in the FHLBB Statement of Products Policy, free and clear of liens, pledges and encumbrances for the advances. FHLBB stock and certain loans which aggregate approximately 100% of the outstanding advances are used as collateral. Federal Home Loan Bank advances as of December 31, 2002 totaled $8,000,000 including $1,000,000 at a rate of 2.57% due in January of 2003, $5,000,000 at a rate of 3.23% due in October of 2003 and $2,000,000 at a rate of 3.47% due in December 2003.

Securities sold under agreements to repurchase totaled $7,000,000 as of December 31, 2002, including $3,000,000 at a rate of 3.57% due in January 2004 and $4,000,000 due in January 2005 at a rate of 4.5%.

NOTE I – DEPOSITS

The following is a summary of time certificates of deposits by contractual maturity as of December 31, 2002:

2003	$ 63,588,160
2004	36,598,836
2005	1,914,961
2006 and Thereafter	7,129,290
Total	$ 109,231,247

Deposit accounts of officers, directors and their associates aggregated $2,536,954 and $1,297,555 at December 31, 2002 and 2001, respectively.

NOTE J – INCOME TAXES

The components of the income tax provision are as follows:

	2002	2001
Current:		
Federal	$ 679,834	$ 906,882
Deferred:		
Federal	(50,355)	(201,362)
Total	$ 629,479	$ 705,520

A reconciliation of the anticipated income tax expense (computed by applying the Federal statutory income tax rate of 34% to the income before taxes) to the provision for income taxes as reported in the statements of income is as follows:

	2002		2001	
Provision for income taxes at statutory Federal rate	$ 960,564	34%	$ 884,259	34%
Increase (decrease) resulting from:				
Tax exempt income	(244,335)	(9)	(116,988)	(4)
Nondeductible interest expense	21,417	1	13,686	1
Other	(108,167)	(4)	(75,437)	(4)
Provision for income taxes	$ 629,479	22%	$ 705,520	27%

NOTE J – INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 343,757	$ 325,628
Depreciation	151,579	169,905
Accrued expenses	162,541	180,318
All other	105,607	82,868
Total gross deferred tax assets	763,482	758,719
Deferred tax liabilities:		
Tax bad debt reserve	(153,536)	(153,536)
Prepaid pension costs	(233,846)	(199,006)
Net deferred loan costs	(203,149)	(325,518)
Unrealized gain on available for sale securities	(494,690)	(7,889)
Prepaid expenses and other	(8,068)	(11,496)
Total gross deferred tax liabilities	(1,093,289)	(697,445)
Net deferred tax (liability) asset	$ (329,807)	$ 61,274

Based on the Corporation's earning history and amount of income taxes paid in prior years, management believes that it is more likely than not that the deferred tax asset will be realized.

Effective for taxable years commencing after December 31, 1998, financial services institutions doing business in Connecticut are permitted to establish a "passive investment company" ("PIC") to hold and manage loans secured by real property. PICs are exempt from Connecticut corporation business tax, and dividends received by the financial services institution's parent from PICs are not taxable. In August 2000, the Bank established a PIC, as a wholly-owned subsidiary, and beginning in October 2000, transferred a portion of its residential and commercial mortgage loan portfolios from the Bank to the PIC. A substantial portion of the Corporation's interest income is now derived from the PIC, an entity that has been organized as a state tax exempt entity, and accordingly there is no provision for state income taxes in 2002 and 2001.

NOTE K – EMPLOYEE BENEFITS

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan that covers substantially all employees who have completed one year of service and have attained age 21. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Bank's funding policy is to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in ERISA, plus such additional amounts as the Bank may determine to be appropriate from time to time. The actuarial information has been calculated using the projected unit credit method.

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets at December 31, 2002 and 2001 using a measurement date of December 31:

	2002	2001
Change in benefit obligation:		
Benefit obligation, beginning	$ 2,311,167	$ 2,040,037
Service cost	179,903	168,069
Interest cost	159,022	149,624
Actuarial gain	(1,814)	127,671
Benefits paid	(129,677)	(174,234)
Benefit obligation, ending	2,518,601	2,311,167
Change in plan assets:		
Fair value of plans assets, beginning	2,491,888	2,797,880
Actual return on plan assets	(174,603)	(287,293)
Employer contribution	236,774	155,535
Benefits paid	(129,677)	(174,234)
Fair value of plan assets, ending	2,424,382	2,491,888
Funded status	(94,219)	180,721
Unrecognized net actuarial gain	809,237	459,062
Unrecognized service cost	(27,235)	(54,470)
Prepaid benefit cost	$ 687,783	$ 585,313
Components of net periodic benefit cost:		
Service cost	$ 179,903	$ 168,069
Interest cost	159,022	149,624
Expected return on plan assets	(190,390)	(212,355)
Amortization of prior service cost	(27,235)	(27,236)
Amortization of unrealized loss	13,004	—
Net periodic benefit cost	$ 134,304	$ 78,102
Weighted-average assumptions:		
Discount rate	7.00%	7.00%
Expected return on plan assets	7.50%	7.50%
Rate of compensation increase	5.00%	5.00%

EMPLOYEE SAVINGS PLAN: The Bank offers an employee savings plan under section 401(k) of the Internal Revenue Code. Under the terms of the Plan, employees may contribute up to 10% of their pre-tax compensation. For the years ended December 31, 2002 and 2001, the Bank made matching contributions equal to 75% of participant contributions up to the first 4% of pre-tax compensation of a contributing participant. Participants vest immediately in both their own contributions and the Bank's contributions. Employee savings plan expense was $91,349 for 2002 and $78,737 for 2001.

OTHER BENEFIT PLANS: Effective September 1, 1994, the Bank entered into a supplemental retirement plan with the former President/Chief Executive Officer which was replaced by an executive supplemental compensation agreement effective November 21, 2000. At December 31, 2001 accrued supplemental retirement benefits of $125,808 are recognized in the Corporation's balance sheet related to this plan. For the year ended December 31, 2001, $43,904 of related expenses are included in operations. On March 28, 2002 the Company's Board of Directors approved the terms of an early retirement agreement with the former President of the Company and the Bank. This agreement was finalized on April 2, 2002. For the year ended December 31, 2002, $347,790 of expenses are included in operations relating to this agreement, and at December 31, 2002 accrued expenses relating to this agreement of $325,843, including the liability under the supplemental compensation agreement, are included in the Corporation's balance sheet.

NOTE K – EMPLOYEE BENEFITS (Continued)

Effective December 31, 1996, the Bank entered into a supplemental retirement plan with the Bank's Senior Lending Officer, who retired in 1997. At December 31, 2002 and 2001, accrued supplemental retirement benefits of $26,946, are recognized in the Corporation's balance sheet related to this Plan. Payments to this retiree will be $5,000 per year through 2008.

Beginning in 1996, the Corporation offers directors the option to defer their directors' fees. If deferred, the fees are held in a trust account with the Bank. The Bank has no control over the trust. The value (on a cost basis) of the related trust assets and corresponding liability of $339,284 and $300,391 at December 31, 2002, and 2001, respectively, are included in the Corporation's balance sheet.

In 2000, the Bank adopted a long-term incentive compensation plan for its executive officers and directors. Under this plan, officers and directors are awarded deferred incentive compensation annually based on the earnings performance of the Bank. Twenty percent of each award vests immediately, and the remainder vests ratably over the next four years, however, awards are immediately vested upon change of control of the Bank, or when the participants reach their normal retirement date or early retirement age, as defined. In addition, interest is earned annually on the vested portion of the awards. Upon retirement, the participants' total deferred compensation, including earnings thereon, may be paid out in one lump sum, or paid in equal annual installments over fifteen years for executive officers and ten years for directors. For the years ended December 31, 2002 and 2001, $52,992 and $43,308, respectively, were charged to operations under this plan. The related liability, of $111,828 and $77,199 at December 31, 2002 and 2001, respectively, is included in accrued expenses and other liabilities. At December 31, 2002 and 2001, unvested benefits earned under this plan were approximately $43,000 and $42,000, respectively.

The Bank has an investment in, and is the beneficiary of, life insurance policies on the lives of certain current and former directors and officers. The purpose of these life insurance investments is to provide income through the appreciation in cash surrender values of the policies, which is used to offset the costs of the long-term incentive compensation plan as well as other employee benefit plans. These policies have aggregate cash surrender values of approximately $7,239,000 and $6,261,000 at December 31, 2002 and 2001, respectively.

The Corporation has agreements with certain members of senior management which provide for cash severance payments equal to two times annual compensation for the previous year, upon involuntary termination or reassignment of duties inconsistent with the duties of a senior executive officer, within 24 months following a "change in control" (as such terms are defined in the agreements). In addition, the agreements provide for the continuation of health and other insurance benefits for a period of 24 months following a change in control. The Corporation has similar agreements with other members of management which provide for cash severance of six months annual compensation if termination or reassignment of duties occurs within six months following a change of control, and provide for the continuation of health and other insurance benefits for a period of six months following a change in control.

NOTE L – SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

On November 26, 2002 and November 29, 2001, the Board of Directors declared 5% stock dividends payable on December 31, 2002 and December 31, 2001, respectively. Payment of these dividends resulted in the issuance of 88,958 additional common shares in December 2002 and 83,620 additional common shares in December 2001. The market value of the shares issued was charged to retained earnings, the par value of the shares issued was credited to common stock and the remainder was credited to capital surplus. Fractional shares were payable in cash on an equivalent share basis of $14.24 for the 2002 stock dividend and $12.20 for the 2001 stock dividend. Weighted-average shares and per share data have been restated to give effect to all stock dividends and splits.

In January 2001, the Board of Directors of the Corporation adopted a resolution authorizing the Corporation to repurchase up to 50,000 shares of the Corporation's common stock from time to time for a period of one year, at prices to be determined by the Corporation and sellers at the time of each transaction. The resolution expired in January 2002, and was not renewed.

The following is information about the computation of net income per share for the years ended December 31, 2002 and 2001. The 2001 information has been restated to give retroactive effect to all stock dividends and stock splits for the periods presented.

	For the Year Ended December 31, 2002		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 2,195,709	1,754,584	$ 1.25
Effect of Dilutive Securities			
Options Outstanding	—	42,722	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 2,195,709	1,797,306	$ 1.22

	For the Year Ended December 31,2001		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 1,895,242	1,753,246	$ 1.08
Effect of Dilutive Securities			
Options Outstanding	—	32,229	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 1,895,242	1,785,475	$ 1.06

NOTE M – STOCK OPTION PLANS

At December 31, 2002, the Corporation had one fixed option plan, which is described below. The Corporation has elected to apply APB Opinion No. 25 to account for the stock options granted to employees, including directors, and accordingly, no compensation cost has been recognized in the consolidated statements of income for the fixed stock option plan.

OPTION PLAN FOR OFFICERS AND OUTSIDE DIRECTORS

A stock option plan for officers and outside directors was approved by the shareholders during 1994. The price and number of options in the plan have been adjusted for all stock dividends and splits.

The stock option plan for directors automatically granted each director an initial option of 2,917 shares of the Corporation's common stock. Automatic annual grants of an additional 495 shares for each director were given for each of the four following years.

The stock option plan for officers grants options based upon individual officer performance.

Under both the director and officer plans, the price per share of the option is the fair market value of the Corporation's stock at the date of the grant. No option may be exercised until 12 months after it is granted. Options are exercisable for a period of ten years from the grant thereof.

Activity in the option plan for officers and outside directors for 2002 and 2001 is summarized as follows: (The number of shares and price per share have been adjusted to give retroactive effect to all stock dividends and splits.)

	2002		2001	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at beginning of year	**118,088**	**$ 9.66**	118,088	$ 9.66
Granted	—	—	—	—
Exercised	**24,313**	**9.05**	—	—
Cancelled	—	—	—	—
Options outstanding at end of year	**93,775**	**9.82**	118,088	9.66
Options exercisable at end of year	**93,775**	**9.82**	118,088	9.66

At December 31, 2002, exercise prices ranged from $5.55 to $15.22 with an average remaining contractual life of 3.8 years and a weighted average exercise price of $9.82.

During 2000, the option plan for officers and directors expired. Shares reserved for issuance of common stock under all the option plans is equal to the amount of options outstanding at the end of the year or 93,775.

NOTE N – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

Dividends are paid by the Corporation from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required to pay dividends in excess of the Bank's earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2002, the Bank had retained earnings of approximately $17,902,000 of which approximately $4,115,249 was available for distribution to the Corporation as dividends without prior regulatory approval.

Under Federal Reserve regulation, the Bank is also limited to the amount it may loan to the Corporation, unless such loans are collateralized by specified obligations. At December 31, 2002, the amount available for transfer from the Bank to the Corporation in the form of loans is limited to 10% of the Bank's capital stock and surplus.

NOTE O – COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments include commitments to extend credit and unused lines of credit, and expose the Bank to credit risk in excess of the amounts recognized in the balance sheets.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should: the contract be fully drawn upon; the customer default; and the value of any existing collateral become worthless. The Bank uses the same credit policies in making off-balance-sheet commitments and conditional obligations as it does for on-balance-sheet instruments. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary. Total credit exposures at December 31, 2002 and 2001 related to these items are summarized below:

	2002	2001
	Contract Amount	Contract Amount
Loan commitments:		
Approved mortgage and equity loan commitments	$ 4,535,000	$ 5,479,000
Unadvanced portion of construction loans	3,307,000	4,458,000
Unadvanced portion of:		
Commercial lines of credit	5,954,000	7,006,000
Home equity lines of credit	17,728,000	24,536,000
Overdraft protection	608,000	579,000
Credit Cards	1,373,000	1,329,000
Floor plans	402,000	633,000
Standby letters of credit	650,000	50,000
	$ 34,557,000	$ 44,070,000

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on the above are primarily variable. Standby letters of credit are written commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. These financial instruments are recorded in the financial statements when they become payable.

LEGAL PROCEEDINGS

The Corporation is involved in various legal proceedings which arose during the course of business and are pending against the Corporation. Management believes the ultimate resolution of these actions and the liability, if any, resulting from such actions will not materially affect the financial condition or results of operations of the Corporation.

NOTE P – RELATED PARTY TRANSACTIONS

For the years ended December 31, 2002 and 2001, the Bank paid approximately $98,000 and $228,000, respectively, for insurance, rent and legal fees, to companies, the principals of which are Directors of the Corporation.

NOTE Q – REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 that the Bank meets all capital adequacy requirements to which it is subject.

Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative perpetual preferred stock, and minority interests less goodwill. Total capital includes the allowance for loan losses (up to a certain amount), perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt and intermediate-term preferred stock. Risk adjusted assets are assets adjusted for categories of on and off-balance sheet credit risk.

As of December 31, 2002 the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There were no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios compared to required regulatory amounts and ratios are presented below:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital to Risk Weighted Assets	$ 20,680,053	11.81%	$ 14,008,503	8%	$ 17,510,629	10%
Tier I Capital to Risk Weighted Assets	19,669,001	11.24	6,999,644	4	10,499,467	6
Tier I Capital to Average Assets	19,669,001	6.39	12,312,364	4	15,390,455	5
As of December 31, 2001:						
Total Capital to Risk Weighted Assets	$ 19,082,396	11.18%	$ 13,654,666	8%	$ 17,068,333	10%
Tier I Capital to Risk Weighted Assets	18,124,665	10.62	6,826,616	4	10,239,924	6
Tier I Capital to Average Assets	18,124,665	6.85	10,583,746	4	13,229,682	5

The Corporation is also considered to be well capitalized under the regulatory framework specified by the Federal Reserve. Actual and required ratios are not substantially different from those shown above.

NOTE R – FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value of other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

Management uses its best judgement in estimating the fair value of the Corporation's financial instruments, however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Corporation could have realized in a sales transaction at either December 31, 2002 or 2001. The estimated fair value amounts for 2002 and 2001 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The information presented should not be interpreted as an estimate of the fair value of the entire Corporation since a fair value calculation is only required for a limited portion of the Corporation's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Corporation's disclosures and those of other companies or banks may not be meaningful.

The fair value of the Federal Home Loan Bank stock and Federal Reserve Bank stock is estimated to equal the carrying value, due to the historical experience that these stocks are redeemed at par.

The fair value of securities is based on quoted market prices or dealer quotes, if available, or if not available, on dealer quotes for similar instruments.

The fair value of loans held for sale is based on quoted market prices.

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgages, commercial mortgages, construction mortgages, commercial, installment and other loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

Fixed rate loans were priced using the discounted cash flow method. The fair value was determined using a discount rate equivalent to the prevailing market interest rate for similar loans.

Variable rate loans were valued at carrying value due to the frequent repricing characteristics of the portfolio. The remaining portfolio, such as collateral, home equity lines and overdraft protection loans were valued at carrying value due to the frequent repricing characteristics of the portfolios. The fair value of fees associated with off-balance-sheet lending commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

Nonperforming loans were valued using either the discounted cash flow method or collateral value, if collateral dependent. Discounted cash flows were determined using a discount rate commensurate with the anticipated risks and repayment period.

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, and money market accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit and other borrowings is based on the discounted value of contractual cash flows that applies interest rates currently offered or that would be paid for deposits or borrowings of similar remaining maturities to a schedule of aggregate expected maturities.

Cash and due from banks, federal funds sold, interest income receivable, and short-term borrowings are short-term, and therefore, book value is a reasonable estimate of fair value.

NOTE R – FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK (Continued)

The recorded book balances and estimated fair values of the Corporation's financial instruments at December 31, 2002 and 2001 are as follows:

	2002		2001	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 8,763,736	$ 8,763,736	$ 8,103,221	$ 8,103,221
Federal funds sold	15,000,000	15,000,000	—	—
Available for sale securities	78,541,834	78,541,834	61,860,648	61,860,648
Held to maturity securities	203,012	212,402	308,364	319,172
Federal Home Loan Bank stock	2,389,800	2,389,800	2,389,800	2,389,800
Federal Reserve Bank stock	81,850	81,850	81,850	81,850
Loans held for sale	385,000	385,000	—	—
Loans, net	188,363,103	195,240,670	185,733,655	195,205,615
Accrued interest receivable	1,507,335	1,507,335	1,309,246	1,309,246
Financial Liabilities:				
Savings deposits	46,663,585	46,663,585	42,304,004	42,304,004
Money market and demand deposits	112,787,111	112,787,111	92,264,956	92,264,956
Time certificates of deposit	109,231,247	112,006,574	104,004,866	104,375,437
Federal Home Loan Bank Advances	8,000,000	8,091,330	12,000,000	11,981,393
Securities sold under agreements to repurchase	7,000,000	7,241,231	—	—

Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 2002 and 2001.

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

NOTE 5 – OTHER COMPREHENSIVE INCOME

Other comprehensive income, which is comprised solely of the change in unrealized gains and losses on available for sale securities, is as follows:

2002	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized holding gains arising during the period	$ 1,566,755	$ (532,696)	$ 1,034,059
Less: reclassification adjustment for gains recognized in net income	(134,985)	45,895	(89,090)
Unrealized holding gain on available for sale securities, net of taxes	$ 1,431,770	$ (486,801)	$ 944,969

2001	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized holding losses arising during the period	$ 157,847	$ (42,900)	$ 114,947
Less: reclassification adjustment for gains recognized in net income	(148,090)	40,248	(107,842)
Unrealized holding loss on available for sale securities, net of taxes	$ 9,757	$ (2,652)	$ 7,105

NOTE T – FIRST LITCHFIELD FINANCIAL CORPORATION PARENT COMPANY ONLY FINANCIAL INFORMATION

FIRST LITCHFIELD FINANCIAL CORPORATION
CONDENSED BALANCE SHEETS

	Years Ended December 31, 2002	2001
Assets		
Cash and due from banks	$ 485,624	$ 281,707
Investment in The First National Bank of Litchfield	20,629,283	18,139,979
Other assets	62,042	20,472
Total Assets	$ 21,176,949	$ 18,442,158
Liabilities and Shareholders' Equity		
Liabilities:		
Other liabilities	$ 177,733	$ 166,976
Total Liabilities	177,733	166,976
Shareholders' equity	20,999,216	18,275,182
Total Liabilities and Shareholders' Equity	$ 21,176,949	$ 18,442,158

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31, 2002	2001
Dividends from subsidiary	$ 684,000	$ 695,000
Other expenses, net	49,433	60,344
Income before taxes and equity in earnings of subsidiary	634,567	634,656
Income tax benefit	16,807	20,472
Income before equity in undistributed earnings of subsidiary	651,374	655,128
Equity in undistributed earnings of subsidiary	1,544,335	1,240,114
Net income	$ 2,195,709	$ 1,895,242

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2002	2001
Cash flows from operating activities:		
Net Income	$ 2,195,709	$ 1,895,242
Adjustments to reconcile net income to cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(1,544,335)	(1,240,114)
Other, net	3,793	85,844
Cash provided by operating activities	655,167	740,972
Cash flows from financing activities:		
Stock options exercised	219,934	—
Distribution in cash for fractional shares of common stock	(3,280)	(2,808)
Dividends paid on common stock	(667,904)	(636,186)
Cash used by financing activities	(451,250)	(638,994)
Net increase in cash and cash equivalents	203,917	101,978
Cash and cash equivalents at the beginning of the year	281,707	179,729
Cash and cash equivalents at the end of the year	$ 485,624	$ 281,707

CORPORATE HEADQUARTERS
13 North Street, Litchfield, Connecticut 06759

SHAREHOLDER RELATIONS
Carroll A. Pereira, Treasurer

APPROXIMATE MARKET VALUE OF COMMON STOCK
The Company's Common Stock is traded on the Over the Counter ("OTC") Bulletin Board under the symbol FLFL. As of March 10, 2003, there were 1,782,247 shares issued and outstanding, which were held by approximately 423 shareholders.

The following information, provided by Fahnestock and Co., sets forth transactions in the Company's Common Stock of each quarter of the two most recently completed fiscal years:

2001	High	Low
First Quarter	$ 12.00	$ 10.50
Second Quarter	12.13	12.00
Third Quarter	12.38	12.06
Fourth Quarter	12.50	12.15

2002	**High**	**Low**
First Quarter	**$ 14.29**	**$ 12.62**
Second Quarter	**15.24**	**13.10**
Third Quarter	**15.24**	**14.19**
Fourth Quarter	**15.71**	**14.05**

DIVIDEND PAYMENT SCHEDULE
Dividends on the Company's Common Stock are historically declared, and paid in January, April, July and October.

All shares of the Company's Common Stock are entitled to participate equally and ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefore. During 2000, 2001 and 2002, the Company declared cash dividends of .40 cents per share and stock dividends of 5.00%

The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Delaware Corporate law, which provides that a company may, unless otherwise restricted by its certificate of incorporation, pay dividends in cash, property of shares of capital stock out of surplus or, if no surplus exists, out of net profits for the fiscal year in which declared or out of net profits for the preceding fiscal year (provided that such payment will not reduce the company's capital below the amount of capital represented by classes of stock having a preference upon distributions of assets). See Note N to the Consolidated Financial Statements.

FORM 10-KSB
The Company's Annual Report to the Securities and Exchange Commission on Form 10-KSB provides additional details about the Company's business as well as other financial information not included in this Annual Report. **To receive a copy of the Annual Report on Form 10-KSB, please call (860) 567-8752, e-mail at www.fnbl.com or write to the Shareholder Relations Department of the Company at the address above and a copy will be provided to you without cost.**

SHAREHOLDER INQUIRIES, TRANSFER AND DIVIDEND PROCESSING AGENT
Registrar and Transfer Company
Cranford, New Jersey 07016-3572
800-368-5948

The Registrar and Transfer Company maintains a telephone response center to service shareholder accounts. Registered owners of the Company shares may call the center at 800-368-5948 between the hours of 9:00 a.m. and 6:00 p.m., Monday through Friday, to inquire about replacement dividend checks, address changes, stock transfers, as well as other account matters.

INFORMATION VIA THE INTERNET
Internet users can access information about the Company including the full text of all periodic and current reports filed with the SEC on the SEC's website located at www.sec.gov.

THE FIRST NATIONAL BANK OF LITCHFIELD OFFICERS

Charles E. Orr
Chairman of the Board

Joseph J. Greco
President & Chief Executive Officer

Revere H. Ferris
Senior Vice President & Senior Loan Officer

John S. Newton
Senior Vice President & Senior Trust Officer

Carroll A. Pereira
Senior Vice President & Chief Financial Officer

Philip G. Samponaro
Senior Vice President, Chief Administrative Officer & Cashier

Stephen M. Riley, II
Auditor & Compliance Officer

Patricia A. Carlson
Vice President & Trust Officer

Celeste Echlin
Vice President – Commercial Lending Officer

Deann M. Foehrenbach
Vice President – Litchfield

Kathleen K. McGarry
Vice President – Washington Depot

David L. Oliver
Vice President
Market Manager – Torrington

Cynthia Showalter
Vice President – Goshen

Joelene E. Smith
Vice President – Operations

Arthur W. Stowe
Vice President – Trust & Estate Administrative Officer

Laura R. Szablak
Vice President & Controller

Peter Thomas
Vice President – Commercial Loan Manager

Dawn P. White
Vice President – Marble Dale

Cheryl J. Federico
Assistant Vice President & Loan Officer

Donald F. Hunt, Sr.
Assistant Vice President & Mortgage Officer

James F. Matthiessen
Assistant, Vice President & I T Manager

Linda L. Stanley
Assistant Vice President – Roxbury

Donald W. Starke
Assistant Vice President – Registed Investment Officer

Pamela P. Wray
Assistant Vice President & Trust Officer

Coral W. Ozerhoski
Trust Officer

Theresa F. Richards
Loan Operations Officer

Mari C. Acton
Banking Officer – Washington Depot

Lauren D. Barstow
Banking Officer – Goshen

Lynn M. Cossette
Banking Officer – Litchfield

Rene F. McGovern
Commercial Loan Officer

Dana E. DiBrino
Trust Administrator

FIRST LITCHFIELD FINANCIAL CORPORATION and THE FIRST NATIONAL BANK OF LITCHFIELD

DIRECTORS

Clayton L. Blick
Partner in the Law Firm of Cramer & Anderson

Bernice D. Fuessenich
Realtor of Klemm Real Estate Inc.

Joseph J. Greco
President of the Company and the Bank

Perley H. Grimes, Jr.
Partner in the Law Firm of Cramer & Anderson

Thomas A. Kendall
Self employed investor

George M. Madsen
Retired. Formerly served as President of Roxbury Associates, Inc.

Alan B. Magary
Retired. Formerly served as principal of Magary Consulting Services

Gregory S. Oneglia
Vice-Chairman of O & G Industries, Inc.

Charles E. Orr
Retired. Formerly served as President of New Milford Volkswagen, Inc.

William J. Sweetman
President and owner of Dwan & Co., Inc.

H. Ray Underwood
Secretary and Treasurer of Underwood Services, Inc.

Patricia D. Werner
Head of the Washington Montessori Association, Inc.

Donald K. Peck
Director Emeritus

OFFICERS

Joseph J. Greco
President & Chief Executive Officer

Carroll A. Pereira
Treasurer

Philip G. Samponaro
Secretary

THE FIRST NATIONAL BANK OF LITCHFIELD ADVISORY COMMITTEES

LITCHFIELD MORRIS

John Acerbi
Paul D. Aziz
Parker Boylan
Ronald Canciani
Robert Clark
William Deacon
Louis G. Donne, Jr.
Mary Fabbri
Peter R. L. Faber
John Fahey, Jr.
Peter Koutroumanis
Michael Rybak
Richard P. Skilton
Danuto Thibodeau
Alan G. Towne
Robert J. VanWyck

WASHINGTON MARBLE DALE ROXBURY

Percy R. Allmand
Mark R. Averill
Ann M. Burton
Alan Chapin
Thomas W. Farmen
Reverend Robert L. Ficks, III
Susan G. Graham
Barbara Henry
Judith Hopkins
Stewart Klein
Bob Meier
David Miles
Reverend David Peters
Susan Schoon
Joanna Seitz
Stephen Solley

GOSHEN CORNWALL

Dr. John Barrett
John F. Boyd
J. Dave Garvey
N. Terry Hall
Louise Houk
Robert S. Ives
Edward Kenniston
Johanna B. Kimball
Martin Marola
J. Christopher Nichols
Donald E. Pardon

TORRINGTON

Jack Baer
Jeff Borghesi
Dino Casali
David Dean
David Finn
Dr. Jedd Levine
Daniel McIntrye
Gregory L. Mele
Michael Nejaime
Guy Rovezzi
Alan Seitz
Bill Taylor
Ray Turri



MAIN OFFICE

13 NORTH STREET

LITCHFIELD, CONNECTICUT 06759

PHONE: 860-567-8752 WWW.FNBL.COM

OFFICES

Routes 4 & 63
Goshen, Connecticut
860-491-4001

Route 67
Roxbury, Connecticut
860-350-3199

990 Torringford Street
Torrington, Connecticut
860-489-0007

397 Main Street
Torrington, Connecticut
860-626-1900

Route 202
Marble Dale, Connecticut
860-868-7337

Bryan Plaza
Washington Depot, Connecticut
860-868-7386

Trust Department
40 West Street
Litchfield, Connecticut
860-567-6411



Full Service Banking... With A Personal Touch

FIRST LITCHFIELD FINANCIAL CORPORATION AND ITS SUBSIDIARY
THE FIRST NATIONAL BANK OF LITCHFIELD
13 NORTH STREET, LITCHFIELD CONNECTICUT